Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Replidyne, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-135954) on Form S-8 of Replidyne, Inc. of our reports dated March 13, 2008, with respect to the balance sheets of Replidyne, Inc. as of December 31, 2007 and 2006, and the related statements of operations, stockholders’ equity (deficit), preferred stock and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Replidyne, Inc. Our report refers to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.

KPMG LLP

Boulder, Colorado
March 13, 2008